September 5, 2013

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

The Bank of Nova Scotia and Scotiabank Covered Bond Guarantor Limited Partnership — Registration Statement No. 333-188984

Ladies and Gentlemen:

On behalf of The Bank of Nova Scotia (the Issuer) and Scotiabank Covered Bond Guarantor Limited Partnership (the Guarantor) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we request that the effective date of the above-captioned Registration Statement be accelerated so that it may become effective at 12:00 p.m. on September 9, 2013, or as soon as practicable thereafter.

Each of the Issuer and the Guarantor acknowledges that:

•	should the Securities and Exchange Commission (the Commission) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer or the Guarantor from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	neither the Issuer nor the Guarantor may assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey C. Heath

Jeffrey C. Heath

Executive Vice-President and Group Treasurer

The Bank of Nova SCOTIA

/s/ Jake Lawrence

Jake Lawrence

Director
SCOTIABANK COVERED BOND GP INC.,
in its capacity as managing general partner of
SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP